      Exhibit 12

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

(Unaudited)

	Three Months
	Ended	Years Ended October 31,
	January 31,
	2003	2002		2001		2000	1999		1998

Earnings (loss) from operations before income taxes	$15,278	$49,321	(2)	$(187,181	)(3)(4)	$105,187	$142,551	(5)	$64,964	(6)
Fixed charges:
Interest charges (1)	13,660	62,655		64,235		62,748	55,543		44,107
Interest portion of lease expense	448	2,258		2,882		3,379	2,859		2,814

Total fixed charges	14,108	64,913		67,117		66,127	58,402		46,921
Earnings (loss) from operations before income taxes and fixed charges, less capitalized interest	$29,303	$113,918	(2)	$(120,727	)(3)(4)	$169,960	$200,118	(5)	$111,599	(6)

Ratio of earnings to fixed charges	2.08	1.75	(2)	—	(3)(4)	2.57	3.43	(5)	2.38	(6)

(1)	Includes capitalized interest expense of $83 for the three months ended January 31, 2003 and $316, $663, $1,354, $835 and $286 for fiscal years ended 2002, 2001, 2000, 1999 and 1998, respectively.

(2)	Includes a noncash charge of $18,500 recorded in connection with the writedown of assets held for sale. Excluding this charge, the Company’s ratio of earnings to fixed charges for fiscal year 2002 would have been 2.04.

(3)	Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(4)	Includes a noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company’s earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency. Excluding the charge, the Company’s ratio of earnings to fixed charges would have been 2.21.

(5)	Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

(6)	Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company’s performance-based stock options. Excluding the charge, the Company’s ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.

     During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.